Mail Stop 4561

          August 25, 2005


      VIA USMAIL and FAX (727) 725-4391

Mr. Shannon E. Smith
Chief Financial Officer
American Land Lease, Inc.
29399 U.S. Hwy 19 North, Suite 320
Clearwater, Florida 33761

      Re:	American Land Lease, Inc.
		Form 10-K for the year ended 12/31/2004
      Filed 3/15/2005
      File Nos. 001-09360

Dear Mr. Shannon E. Smith:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Returns from Home Sales Business, pages 29 - 31

1. The information you have presented related to your estimated first year annualized return on investment for leases appears to represent a projection as contemplated by Item 10 (b) of Regulation S-K as opposed to a non-GAAP measure as contemplated by Item 10(e) of Regulation S-K. Please confirm that you will revise the presentation to follow Item 10(b) of Regulation S-K in future filings or explain to us the basis for the presentation. In addition, since the information presented is not a pro forma presentation under Article
11 of Regulation S-X, the reference to pro forma information on page
31 should be removed.

2. We note that you have used different terminology for what appears to be the same measure. Clarify to us whether the terms estimated first year annualized return on investment in expansion home sites, estimated first year annualized return on investment for leases originated during the year, and estimated first year annualized profit on leases originated on expansion home sites represent the same measure and if not, how they differ.

3. Please clarify to us how you are able to reconcile an estimated first year return on investment in expansion home sites, which appears to be a projection, to a return on investment calculated in
accordance with GAAP.   Clarify how the reconciling items conform
to
Item 10(e) of Regulation S-K.

Financial Statements and Notes

Report Of Independent Registered Public Accounting Firm On
Internal
Control Over Financial Reporting, page F-2

4. Tell us how you considered Item 302 of Regulation S-T.
Confirm
that a manually signed audit opinion has been received from the independent registered public accounting firm.

B.  Summary of Significant Accounting Policies

Real Estate and Depreciation, page F-8

5. The value of above market leases should be determined based upon the remaining non-cancelable lease term and should be amortized over that same term rather than the estimated remaining expected terms of the leases, which may include renewals. However, for below market leases, their value should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable.
The
resulting value would be amortized over the remaining non-cancelable lease term plus any fixed rate renewal periods, if applicable. Please tell us how the utilization of this methodology as opposed to your utilization of the estimated remaining expected terms of the leases would have impacted the financial statements. Clarify your methodology in future filings.

Revenue Recognition, page F-10

6. We note sales of homes are recorded upon the closing of the home
sale transaction and title passing to the purchaser.   Tell us how
you considered paragraph 5 and 6 of SFAS 66 in determining when to recognize sales of homes.

C.  Real Estate, page F-14

7. Tell us, and disclose in the future, the dollar amount of each major component of land improvements and buildings and the related depreciable lives.


*    *    *    *


      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3498 if you have questions.



							    Sincerely,



    Linda Van Doorn
    Senior Assistant Chief Accountant



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Shannon E. Smith
American Land Lease, Inc.
August 25, 2005
Page 1